FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Shell to go ahead with world-scale integrated petrochemicals complex in Singapore

Shell Eastern Petroleum (Pte) Ltd (“SEPL) today announced that it has taken a final investment decision to proceed with the construction of a new world-scale ethylene cracker on Bukom Island, Singapore. Named Shell Eastern Petrochemicals Complex* (SEPC), the integrated refinery and petrochemicals project will also include modifications and additions to the Bukom refinery and a new world-scale Mono-Ethylene Glycol (MEG) plant utilising Shell’s proprietary technology on Jurong Island.

Detailed engineering design and procurement work is progressing well with construction on the ethylene cracker due to begin later this year and start-up of the new and modified facilities anticipated by 2009/ 2010.

The cracker and the new MEG plant will create an advantaged site through full integration with the Bukom refinery enabling feedstock and operating benefits. The 800,000 tonnes per annum-cracker will be ideally positioned to supply cracker products to the new 750,000 tonnes per annum MEG plant, planned and existing joint venture derivatives plants and to major customers on Jurong Island via existing undersea pipelines. The majority of MEG production is expected to be consumed in the region where there is considerable demand growth expected.

“This project represents another significant step in Shell’s commitment towards delivering a profitable downstream business for the Group. Shell is committed to growing Chemicals investments in Asia Pacific and the Middle East and today’s announcement is another example of how we are delivering on that strategy.”said Rob Routs, Executive Director Downstream.

“We are delighted to have the green light for this project and would like to thank the Singaporean Government for its invaluable support. Shell has been in Singapore now for over 100 years and our decision to build a new cracker represents the latest in a long line of investments in Singapore. This project reaffirms our commitment to grow our business here to serve the fast growing petrochemicals demands of this region.”said Tan Ek Kia, Vice President Ventures and Developments APME.

*Shell Eastern Petrochemicals Complex is not a business entity.

Notes to Editors

Shell companies have their own separate identities but we may sometimes use "Shell", "Group, "we" or "us" when we refer to Shell companies in general or where no useful purpose is served by identifying any particular Shell company.

Shell Chemicals collectively refers to the companies of the Shell Group engaged in the chemicals business. Shell chemicals companies manufacture and deliver petrochemical building blocks and polyolefins to industrial customers. These products are widely used in plastics, coatings and detergents.

For further information or to download photos please refer to the Shell Chemicals website: http://www.shellchemicals.com/news

Investor Inquiries:
UK: Gerard Paulides +44 20 7934 6287
Continental Europe: Tjerk Huysinga +31 70 377 3996
USA: Harold Hatchett: +1 212 218 3112

Media Inquiries:
International: +44 207 934 4323/2713/5963

Disclaimer

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell plc. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’, ‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’, ‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this document. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

Please refer to the Royal Dutch Shell plc’s Annual Report on Form 20-F for the year ended December 31, 2005 for a description of certain important factors, risks and uncertainties that may affect the Company's businesses.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 27 July 2006